MOL
HUNGARIAN OIL & GAS
Company

12th February, 2002


02015708

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ RT.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

5/9

Enclosure

H-1117 Budapest, Október huszonharmadika u. 18. Phone: 36 1 209-0000; Fax: 36 1 209-0095
Budapest Bank Ltd. 10102103-10442504-12000005



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

12 FEBRUARY, 2002

PIONEERING CO-OPERATION BETWEEN MOL AND YUKOS

MOL Plc. and OAO NK YUKOS, the largest fully privatized company in Russia. announced today the signing of an agreement in Budapest on February 12, 2002, providing for the joint development and production of the Zapadno-Malobalyk field in Russia.

In accordance with the agreement, the project will be implemented by a joint venture company (JV) owned 50:50 by MOL and YUKOS, and incorporated in Russia. The JV will be directed and supervised by a Board of Directors, while the JV executives and staff will be appointed by the partners jointly in accordance with an agreed sharing of responsibilities. A consideration of USD 100 million will be paid by MOL to YUKOS on the effective date with respect to the transaction.

The field, with estimated proven recoverable reserves of 20 million tonnes (145 million bbl) of crude oil and further probable reserves, is located in Western Siberia within the territory of the Khanty-Mansiysk Autonomous Region. It is in close proximity to pipeline and transportation infrastructure.

Daily production from the field has recently been at a level of about 10,000 bpd. Plateau rate (55,000 bpd) will be reached by 2005. The partners plan to invest about USD 300-350 million for full field development of the project.

YUKOS and MOL have been contemplating the joint exploitation of the field since 1999. MOL and YUKOS at first intended to conclude a production sharing agreement with the Russian Federation for the development of the field. In mid-2001. the partners decided to proceed with development of Zapadno-Malobalyk field under the present License regime, due to the lengthy negotiation process required for conclusion of a production sharing agreement in Russia.

This extension of the YUKOS-MOL cooperation allows both parties to pool their knowledge of the most sophisticated and up-to-date technologies applied in the optimal production of oil fields. By implementing the project, MOL will double its annual oil production and will secure oil supplies through strengthening its relations with YUKOS. For YUKOS, a joint venture with MOL, an international company which is also a major purchaser of oil exported by YUKOS, will be a pioneer undertaking in Russia.

For further information, please contact:

György Felkai	MOL Communication	+ 36 1 464 1016
Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

11 FEBRUARY, 2002

MOL RT. HAS DECIDED TO INITIATE EXCLUSIVE NEGOTIATIONS WITH HUNGARIAN DEVELOPMENT BANK ON THE SALE OF A MAJORITY STAKE IN THE GAS BUSINESS

MOL Rt. has reviewed the status of the gas business sale process and has evaluated in detail the bids received for the gas business. In the framework of this evaluation, MOL Rt. concluded that significant interest was demonstrated by international strategic investors for a 49% minority stake in the gas business and that these investors submitted bids reflecting the fair value of the business. At the same time, Magyar Fejlesztési Bank Rt. (Hungarian Development Bank) has also submitted a comparable proposal for a majority stake in the gas business and the Hungarian Government (as the holder of the golden share in MOL) is ready to support the sale of a majority stake to MFB, as required by MOL's Articles of Association. MOL Rt. reconfirms that the most important strategic objective of the sale process is to maximise the size of the stake to be sold in the business and to secure the highest level of value creation from the transaction. In line with this, MOL Rt. has decided to initiate exclusive negotiations with Magyar Fejlesztési Bank Rt. concerning the sale of a majority stake in the gas business and to close the sales process initiated to sell a 49% minority stake. MOL and Magyar Fejlesztési Bank Rt. have expressed their intention to reach an agreement regarding the conditions of the transaction in the shortest time possible.

For further information, please contact:

György Felkai	MOL Communication	+ 36 1 464 1016
Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924